UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
_________________

SL INDUSTRIES, INC.
(Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
_________________

COMMON STOCK, $0.20 PAR VALUE
(Title of Class of Securities)
_________________

784413106
(CUSIP Number of Class of Securities)
_________________

William T. Fejes
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey 08054
(856) 727-1500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam W. Finerman, Esq.
c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2289
_________________

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)
$10,000,000	$1,146.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the aggregate maximum value of shares being purchased.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,146.00	Filing Party: SL Industries, Inc.
Form of Registration No.: SC TO-I	Date Filed: May 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

SCHEDULE TO

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2012, as amended by Amendment No. 1 to Schedule TO filed on June 28, 2012 (collectively, the “Schedule TO”), which relates to the offer by SL Industries, Inc., a New Jersey corporation (“SL Industries” or the “Company”), to purchase up to 833,333 shares of its common stock, par value $0.20 per share (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price not greater than $13.50 nor less than $12.00 per Share, net to the seller in cash, without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase for cash dated May 30, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

The information contained in the Offer to Purchase and in the related Letter of Transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein.  You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

The Offer expired at 12:00 Midnight, New York City time, on June 27, 2012. Based on a final count, we have been advised by the depositary that 307,202 Shares were properly tendered and not withdrawn in the Offer. In accordance with the terms of the Offer, we have accepted for purchase 307,202 Shares at a purchase price of $13.50 per Share.  With the completion of the Offer, we will have approximately 4,120,673 Shares outstanding.  On July 3, 2012, we issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(iii) to this Amendment to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Document

(a)(5)(iii)	Press release issued by SL Industries, Inc., dated July 3, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

	By:	/s/ Louis J. Belardi
		Name:	Louis J. Belardi
		Title:	Chief Financial Officer

Dated: July 3, 2012

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(i)*	Offer to Purchase, dated May 30, 2012.
(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2012.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2012.
(a)(1)(vi)*	Letter to Shareholders of SL Industries, Inc., dated May 30, 2012.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release issued by SL Industries, Inc., dated May 30, 2012.
(a)(5)(ii)**	Press release issued by SL Industries, Inc., dated June 28, 2012.
(a)(5)(iii)	Press release issued by SL Industries, Inc., dated July 3, 2012.
(b)(1)
Amended And Restated Revolving Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLW Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008).

Exhibit Number	Description of Document

(b)(2)
First Amendment and Waiver Under Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLS Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers. Incorporated by reference to Exhibit 10.1 to the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2009.

(b)(3)
Second Amendment to Credit Agreement with Bank of America, N.A., dated November 19, 2010, as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.17 to the Company’s report on Form 10-K for the fiscal year ended December 31, 2010.

(b)(4)
Third Amendment to Credit Agreement, dated March 28, 2011, by and among the Company, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2011.

(b)(5)
Fourth Amendment to Credit Agreement, dated July 20, 2011, by and among the Company, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 22, 2011.

(b)(6)
Fifth Amendment to Credit Agreement, dated May 29, 2012, by and among the Company, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2012.

(c)	Not applicable.

Exhibit Number	Description of Document

(d)(1)
Employment Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

(d)(2)
Letter Agreement, dated June 29, 2010, between SL Industries, Inc. and William Fejes, Jr. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010).

(d)(3)	2008 Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.
(d)(4)
Form of Restricted Stock Unit Grant Letter and Agreement entered into between the Company and each of William Fejes, Jr. and Louis J. Belardi, on June 9, 2011 and on February 17, 2012. Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

(d)(5)
Form of 2011 Restricted Shares Agreement between the Company and directors of the Company, entered into during the third fiscal quarter of 2011. Incorporated by reference to Exhibit 10.2 to the Company’s report on Form 10-Q for the fiscal quarter ended September 30, 2011.

(d)(6)
Form of 2012 Restricted Shares Agreement between the Company and each director of the Company, dated April 2, 2012.  Incorporated by reference to Exhibit 10.2 to the Company’s report on Form 10-Q for the fiscal quarter ended March 31, 2011.

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
__________

* Previously filed with Schedule TO on May 30, 2012.

** Previously filed with Amendment No. 1 to Schedule TO on June 28, 2012.